Exhibit (d)(5)

Strictly Private & Confidential

13 April 2020

Dr. Ivan Bergstein, M.D.

Chairman, Chief Executive Officer and President

Stemline Therapeutics, Inc.

750 Lexington Avenue, 11th Floor

New York, NY 10022

Re: Exclusivity Agreement

Dear Ivan:

This letter agreement (this “Letter Agreement”) sets forth certain agreements of Stemline Therapeutics, Inc. (“the “Company”) with respect to a possible transaction (the “Transaction”) involving the Company and A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”).

In consideration of the substantial expenditure of time, effort and resources that Menarini has devoted, and will devote, to evaluating and pursuing the Transaction, the Company agrees that, during the Exclusivity Period (as defined below), the Company shall not, and shall cause its affiliates and its and their respective directors, officers, employees, investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) not to, (i) directly or indirectly solicit, initiate, encourage, induce or facilitate any Competing Transaction Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Transaction Proposal (as defined below), (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, any Competing Transaction Proposal or take any other action to facilitate any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to a Competing Transaction Proposal, or (iii) grant any waiver or consent under, amend any of the terms of, or terminate any standstill, confidentiality, non-use or similar obligation any person may have to the Company or any of its affiliates.

The Company shall, and shall cause its affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person (other than Menarini and its Representatives) conducted heretofore with respect to any Competing Transaction Proposal, or any inquiry or proposal that may reasonably be expected to lead to any Competing Transaction Proposal.

For purposes of this Letter Agreement, the term “Competing Transaction Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise) of any business or assets of the Company or any of its subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (ii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (iii) transaction (including a merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise) in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (iv) any licensing, sublicensing, co-development, co-promotion or similar arrangement with respect to ELZONRIS or any pipeline candidate (or the intellectual property rights relating thereto) of the Company or any of its subsidiaries in any jurisdiction, in each case that’s material to the Company, or (v) any combination of the foregoing (in each case, other than a transaction with Menarini or its affiliates). The term “person” shall be broadly interpreted to include any corporation, partnership, company, limited liability company, trust, association, joint venture, government or self-regulatory agency or body, individual or other entity; and the term “affiliate” shall mean, with respect to any person, any other person controlling, controlled by or under common control with such person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise.

The “Exclusivity Period” shall be the period from the date hereof until 11:59 P.M., New York City time, on May 4, 2020; provided that (a) the Exclusivity Period shall automatically extend until 11:59 P.M., New York City time, on May 6, 2020, if on May 4, 2020, Menarini is continuing to work in good faith towards execution of a definitive agreement for a Transaction and on or prior to such date Menarini reaffirms in writing its indication of interest on the terms (including financial terms) set forth in Menarini’s letter to the Company, dated April 12, 2020; and (b) the Exclusivity Period shall be further extended until 11:59 P.M., New York City time, on May 11, 2020 upon mutual agreement of the Company and Menarini.

It is understood and agreed that no failure or delay by Menarini in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The Company acknowledges that money damages would not be a sufficient remedy for any breach of this Letter Agreement by it, its affiliates or any of its or their respective Representatives and consents to a finding that Menarini has been irreparably harmed as a result of any such breach or threatened breach and to the granting of injunctive relief and specific performance in the event of or to prevent any such breach or threatened breach, without proof of actual damages or posting of a bond as a condition for such relief. Such remedies are in addition to all other remedies available at law or equity.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In connection with any dispute arising out of or related to this Letter Agreement, the parties hereto irrevocably and unconditionally consent (i) to submit to the exclusive jurisdiction of the courts of the State of New York located in the county of New York and of the United States of America located in the Southern District of New York, (ii) not to bring any claim regarding such a dispute in any other court, and (iii) to waive unconditionally any objection to the laying of venue in such forum, including any claim of inconvenient forum, improper venue, or lack of jurisdiction. THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND FOR ANY COUNTERCLAIM WITH RESPECT HERETO.

The provisions of this Letter Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. The termination of this Letter Agreement shall not relieve the Company from liability to Menarini for any breach or violation of the terms thereof that may have occurred prior to such termination.

This Letter Agreement shall inure solely to the benefit of and be binding upon the Company and Menarini and the respective legal successors and permitted assigns of Menarini and the Company; provided that no party hereto may assign this Letter Agreement or any of its rights or obligations hereunder without the prior written consent of the other party. Any attempted assignment by a party hereto without the prior written consent of the other party will be of no force and effect.

Each of the Company and Menarini agree that unless and until definitive written agreements have been duly executed and delivered, neither party hereto nor any of its affiliates nor any of their respective Representatives shall have any liability or obligation with respect to the Transaction, whether by virtue of this Letter Agreement, any other written or oral expression with respect to the Transaction or otherwise, nor shall any such person be under any legal obligation of any kind whatsoever (including any obligation to enter into the Transaction), in each case except for the matters expressly agreed in this Letter Agreement and except with respect to confidentiality and non-use, which shall be governed by the terms of the mutual confidential disclosure agreement, dated July 19, 2019, between the Company and Menarini.

This Letter Agreement contains the entire agreement between Menarini and the Company concerning the subject matter of this Letter Agreement, and no provision of this Letter Agreement may be amended or modified, in whole or in part, nor any waiver or consent given, unless approved in writing by Menarini and the Company.

Please indicate your agreement to the foregoing, effective as of the date first above mentioned, by executing and returning to the undersigned one copy of this Letter Agreement. This Letter Agreement may be executed in any number of counterparts (including by telecopy) and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

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Very truly yours,

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

By	/s/ Elcin Barker Ergun
Name:	ELCIN BARKER ERGUN
Title:	CHIEF EXECUTIVE OFFICER

[Signature Page to Letter Agreement]

Accepted and agreed as of the date first written above:

STEMLINE THERAPEUTICS, INC.

By	/s/ Ivan Bergstein
Name:	Ivan Bergstein
Title:	Chairman, Chief Executive Officer and President

[Signature Page to Letter Agreement]